Exhibit 99.28 (d)(xxi)

Mr. David W. Rossmiller

Old Westbury Funds, Inc.

760 Moore Road

King of Prussia, PA 19406

October 31, 2023

Re:	Waiver of Certain Investment Advisory Fees

Dear Mr. Rossmiller:

As you are aware, Bessemer Investment Management LLC (“BIM”) serves as the investment adviser to the Old Westbury All Cap Core Fund, Old Westbury Fixed Income Fund, Old Westbury Credit Income Fund, Old Westbury Municipal Bond Fund, Old Westbury California Municipal Bond Fund, Old Westbury New York Municipal Bond Fund, Old Westbury Short-Term Bond Fund, Old Westbury Small & Mid Cap Strategies Fund and Old Westbury Large Cap Strategies Fund, (the “Funds”), each a series of Old Westbury Funds, Inc., pursuant to an investment advisory agreement (the “Agreement”). Under the Agreement, the Funds have each agreed to pay BIM the following fees for providing investment advisory services to the Funds (the “Investment Advisory Fees”):

	First $500 million of average net assets	Second $500 million to $1 billion of average net assets	Average net assets exceeding $1 billion
All Cap Core Fund	0.75%	0.70%	0.65%
Fixed Income Fund	0.45%	0.40%	0.35%
Credit Income Fund	0.65%	0.60%	0.55%
Municipal Bond Fund	0.45%	0.40%	0.35%
California Municipal Bond Fund	0.45%	0.40%	0.35%
New York Municipal Bond Fund	0.45%	0.40%	0.35%

Average net assets
Small & Mid Cap Strategies Fund	0.85%
Short-Term Bond Fund	0.32%

	First $1.25 billion of average net assets	Second $1.25 billion to $2.5 billion of average net assets	Average net assets exceeding $2.5 billion
Large Cap Strategies Fund	0.90%	0.85%	0.80%

Effective November 1, 2023 (with respect to All Cap Core Fund) and October 31, 2023 (with respect to all other funds), BIM hereby commits to waive a portion of the Investment Advisory Fees it is entitled to receive from each Fund to the extent necessary to maintain the net operating expense ratio, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short, acquired fund fees and expenses and after the application of any other waivers of expenses of the All Cap Core Fund at 0.95%, Fixed Income Fund at 0.57%, Credit Income Fund at 0.85%, Municipal Bond Fund at 0.57%, California Municipal Bond Fund at 0.57%, New York Municipal Bond Fund at 0.57%, Short-Term Bond Fund at 0.37%, Small & Mid Cap Strategies Fund at 1.10% and Large Cap Strategies Fund at 1.10% (each an “Investment Advisory Fee Waiver”).

Exhibit 99.28 (d)(xxi)

This agreement will remain in effect until October 31, 2026.

This Agreement supersedes and replaces all prior agreements and understandings, oral or written, between BIM and the Funds.

This letter may be executed by any physical or electronic means permissible under applicable law and in counterpart, each of which shall be an original but all of which, taken together, shall constitute one and the same document.

Very truly yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Holly H. MacDonald
Name:	Holly H. MacDonald
Title:	President

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name:	David W. Rossmiller
Title:	President